Exhibit 99.2

NEWS RELEASE TSX-V: RES Ref: 26-2010

Medallion Resources Ltd. TSX.V: MDL

Rare Element and Medallion expand Eden Rare-Earth Claims

October 14, 2010, Vancouver, BC – Rare Element Resources Ltd (AMEX: REE, TSX-V: RES) and Medallion Resources Ltd (TSX-V: MDL) today announced that they have significantly expanded their Eden Lake rare-earth-element (REE) property in western Manitoba by staking six additional mineral claims.   Medallion is exploring the Eden Lake property under a joint venture option agreement with Rare Element that gives Medallion the right to earn a 65% interest.

As reported earlier, the current exploration program is focused on mapping and sampling surface areas of REE-bearing mineralized and fenitized syenite and related REE-bearing rocks. Recent 2010 exploration and re-evaluation of past data has significantly enlarged the prospective area of this type of mineralization, which has a potential for cost-effective surface-mining techniques.

The new claims cover a southern extension of the surface exposure of this REE-bearing rock and total 1329 hectares.  Also claimed is the location of a magnetic anomaly that was discovered by the airborne geophysical survey conducted for Medallion by Aeroquest in December 2009.  The Eden Lake property now comprises 14 contiguous claims for a total of 3200 hectares, or 32 square kilometres.

Dr. Bill Bird, Medallion’s President commented: “Our goal is to discover large-tonnage neodymium or heavy rare-earth deposits that are easily processed and occur in low-cost mining and milling venues.  Our Eden REE Project has the potential to meet these criteria.  We have increased our land position to cover all prospective ground.”

Rare Element Resources Ltd (TSX-V: RES & AMEX: REE) is a publicly traded mineral-resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green-energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 97% of the 130,000 metric tonnes of rare-earths consumed annually worldwide. China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

For information, refer to Rare Element's website at www.rareelementresources.com or contact:
Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com
Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Medallion Resources Ltd (TSX-V: MDL) explores for low-production-cost, large-tonnage heavy rare-earth-element (REE) deposits with a clear metallurgical path and cost-effective infrastructure.  REE’s are key components required by many new energy-saving technologies including wind turbines, electric and hybrid vehicles, super magnets and all modern electronics.  Medallion is headed by REE veteran Dr. Bill Bird with support from an expert technical team that can meet the challenges of evaluating and cost-effectively exploring the best REE projects.

Medallion explores the Eden Lake REE property in western Manitoba, under an option agreement with Rare Element Resources Ltd (AMEX: REE, TSX-V: RES) that gives Medallion the right to earn a 65% interest in the exploration joint venture.  Eden Lake is a recent REE discovery with potential for high neodymium values and significant heavy REE by-products.

Medallion also explores over 42 square kilometres of the Red Wine peralkaline intrusion in southern Labrador under an agreement to option a 100% interest in six mineral licenses (subject to a 3% royalty). The portions of the Red Wine intrusion that are covered by the six licenses are known to host the mineral eudialyte, which contains elevated values of the heavy REE’s.

ON BEHALF OF THE RARE ELEMENT RESOURCES BOARD OF DIRECTORS

“Donald E. Ranta”, PhD, PGeo, President & CEO

For information, refer to Rare Element’s        web site www.rareelementresources.com

or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

ON BEHALF OF THE MEDALLION RESOURCES BOARD OF DIRECTORS

“William H Bird”, PhD, PGeo, President & CEO

For further information, refer to Medallion’s web site  www.medallionresources.com or contact:

William H Bird (888) 827-6611  williambird@medallionresources.com

Erica C Bearss (604) 681-9558

ebearss@medallionresources.com

Donald E Ranta, PhD, PGeo, serves the Rare Element Board of Directors as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Rare Element management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Medallion Management, which takes full responsibility for content, prepared this news release. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe medallion’s future exploration and financing plans, objectives or goals, including words to the effect that Medallion or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in these statements. Such risks include expectations that may be raised by discussing potential acquisitions or exploration plans. Also, in order to proceed with Medallion’s exploration plans, additional funding is necessary and, depending on market conditions, this funding may not be forthcoming on a schedule or on terms that facilitate Medallion’s plans.